                                                       EXHIBIT B

Pear Tree Funds

Certificate of Secretary

THE UNDERSIGNED, Kelly J. Lavari, Clerk of Pear Tree Funds, a Massachusetts business trust, certifies that the following resolutions were duly adopted by the Board of Trustees, including a majority of the Trustees who are not “interested persons,” at meetings held on July 26, 2012 as set forth below.

 Resolutions Adopted on July 26, 2012

RESOLVED, that, due consideration having been given to the value of the aggregate assets of the separate series of the Trust (the “Funds”) to which any officer or employee of the Trust may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets, and the nature of the securities in the Funds, it is hereby determined by the Trustees of the Trust, including all of the Independent Trustees, that a joint fidelity bond (the “Fidelity Bond”) to be issued by ICI Mutual in the amount of $1,500,000, in favor of the insureds named therein, including the Trust and Pear Tree Institutional Services, a division of the Manager be (the “Transfer Agent”), will adequately protect the Trust against larceny and embezzlement by any officer or employee of the Trust; and it is

FURTHER RESOLVED, that, due consideration having been given to the number of other parties named as insureds in the Fidelity Bond, the nature of the business activities of the only other party named, the amount of the premium for the Fidelity Bond, the ratable allocation of the premium among the parties named as insureds and the extent to which the share of the premium allocated to the Funds is less than a premium the Funds would have to pay if it provided and maintained a single insured bond in the amount of $1,500,000, all as reported to this Board, it is hereby determined that the portion of the premium for the Fidelity Bond to be paid by the Trust and each of its Funds is fair and reasonable; and it is

FURTHER RESOLVED, that the Trust’s participation with the Transfer Agent in the Fidelity Bond, effective August 1, 2012 through July 31, 2013, be, and hereby is, approved by the Trustees of the Trust, including by a majority of the Independent Trustees; and that the payment by the Trust of the premium amount of $ 5,181.60 (representing approximately 80 percent of the total premium of $6,477, including tax) with respect to the Fidelity Bond be, and hereby is, approved by the Trustees of the Trust, including all of the Independent Trustees; and it is

FURTHER RESOLVED, that the Trustees of the Trust, including all of the Independent Trustees, hereby designate the Clerk of the Trust, or his or her designee, to make the filings and give the notices required by paragraph (g) of Rule 17g-1 under the 1940 Act; and it is

FURTHER RESOLVED, that the Agreement Among Jointly Insured Parties (the “Agreement”) between the Trust and the Manager, as presented at this meeting be, and hereby is approved, by the Trustees of the Trust, including all of the Independent Trustees; and the officers of the Trust be, and each of them hereby is, authorized and directed to execute and deliver the Agreement in the name and on behalf of the Trust.

/s/ Kelly J. Lavari
Kelly J. Lavari
Clerk